October 22, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Hanna T. Teshome

Re:	Baxter International Inc. (the “Company”) Definitive 14A Filed March 20, 2007 File No. 001-04448
Dear Ms. Teshome:
     We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated August 21, 2007 relating to the Company’s Proxy Statement for our 2007 Annual Meeting of Shareholders (the “Proxy Statement”).
     Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
     Executive Compensation, page 10
     Compensation Discussion and Analysis, page 10
1.	Your disclosure does not appear to fully respond to the requirements of Item 402(b) of Regulation S-K. We would expect to see a more detailed discussion and more thorough analysis of each element of compensation. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information pursuant to the item requirement. Furthermore, Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis yet it is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. For example, given that your annual incentive and long-term equity elements of your compensation program are based on the achievement of the targeted financial metrics described, we would expect to see disclosure addressing your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Please give appropriate consideration to how the items set forth in paragraph (b)(2) of Item 402 are applicable to your executive compensation program.

Company Response:
     Each element of compensation paid to our named executive officers was discussed under the heading “Elements of Executive Compensation” on pages 12-15 of the Proxy Statement and the reasons we chose to pay these elements and how they fit into our overall compensation program were discussed under the heading “Policies and Practices Related to Baxter’s Compensation Program” on pages 10-11 of the Proxy Statement. Consistent with the Staff’s comment, we will in future filings provide additional discussion and analysis of the elements of compensation including with respect to cash bonuses and long-term incentives. Where appropriate we also will move certain descriptive disclosure to the narrative discussions accompanying the applicable tabular disclosure rather than continuing to include it in our Compensation Discussion and Analysis (“CD&A”).
     In preparing our CD&A, we considered all of the examples in Item 402(b)(2) of Regulation S-K that could be appropriate for discussion “depending on the facts and circumstances.” We addressed those examples that were material to our compensation discussion and analysis as well any other items that were not among the examples to the extent material to an understanding of our compensation policies. In particular, with respect to Item 402(b)(2)(viii) relating to restatements and adjustments, we do not have a general policy, nor were we required to make any applicable decisions with respect to compensation for the years covered. In future filings, we will give appropriate consideration to how the items set forth in 402(b)(2), including (viii), are applicable to our compensation program.
2.	The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note significant disparities in Mr. Parkinson’s salary, the amounts awarded to him under MICP, and option award made on March 14, 2006. Please revise your disclosure to explain in reasonably complete detail the reasons for these differences.
Company Response:
     We apply the same policies and methodology in setting the principal components of compensation for our Chief Executive Officer (“CEO”) as we apply for our other named executive officers. The primary difference as applied to our CEO is that compensation targets for our CEO are substantially higher than those set for our other named executive officers in line with market data and his significant responsibilities and obligations as CEO, which are greater than those of the other named executive officers. For example, as discussed on page 12 of the Proxy Statement, the Committee establishes base salaries each year within a structure intended to be competitive with the 50th percentile of salaries paid to officers at the comparable companies. Consistent with this policy and based on market data provided by Hewitt Associates that indicated that the 50th percentile salary for the position of Chairman and CEO at comparable companies was $1,198,300, the Committee increased Mr. Parkinson’s base salary from $1,140,000 to $1,200,000 in February 2006. The methodology is the same as for other named executive officers but results in higher compensation for the CEO. In future filings we will supplement this additional disclosure with an explanation of the aforementioned difference in our compensation practices as applied to our CEO.
     Benchmarking, page 11
3.	If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Please refer to Item 402(b)(2)(xiv) of Regulation S-K. Please discuss where actual payments fall within targeted parameters and to the extent actual compensation was outside a targeted percentile range, please explain why.

Company Response:
     In the Proxy Statement at page 11, we included a detailed discussion of the elements of compensation that were benchmarked against comparable companies and how we evaluate the information obtained regarding the comparable companies that compose the benchmark to make compensation decisions. Item 402(b)(2)(xiv) suggests that, where the facts and circumstances indicate, companies should disclose the component companies that compose the benchmark. Accordingly, we included a detailed description of the comparable companies that compose our benchmark in the Proxy Statement. Specifically, we disclosed on page 11 that the comparable companies included “general industry peers (i.e., companies with $5 to $15 billion of annual revenues) and selected healthcare peers. These selected healthcare peers generally include all of the companies in the Standard & Poor’s 500 Health Care Index except for distribution companies, insurance providers, hospitals, nursing homes and consultants and pure drug discovery and development companies. The comparator group is comprised of approximately 135 companies, of which approximately 35 are healthcare companies.” We disclosed the benchmark in this manner as we believed that it served our investors’ understanding of our compensation policies and decisions better than would listing the names of all of the companies included in the benchmark, was in line with principles-based disclosure and Instruction 1 to Item 402(b), and communicated the “clear, concise and meaningful information” required. (See 71 Fed. Reg. 53160, hereafter cited as the “Adopting Release” at section I.)
     With respect to whether “actual payments fall within targeted parameters”, we note that our goal is not to have actual payments of compensation fall within targeted parameters. Benchmark data is useful in setting a midpoint for performance-based compensation; however, company and individual performance is intended to drive compensation away from the midpoint. The performance-based deviations are the appropriate focus of our disclosure. Thus, we do not review where payouts in a particular year fall relative to a benchmark (and we are not sure that it would be possible to do so in the Proxy Statement, given that we report our compensation at the same time as most of the benchmark companies). In future filings, we will include additional information concerning our use of benchmarks; however, we expect that in future periods, one of the more significant items to investors will be whether an individual officer’s compensation is set at an amount that is materially higher or lower than the targeted percentile disclosed for the group.
     Use of Compensation Consultant, page 11
4.	Describe in greater detail the involvement of compensation consultants and their interaction with the compensation committee. Please address the nature and scope of the consultants’ assignment, including their role in determining and recommending compensation, their specific contributions and findings with respect to your pay practices and amounts, and any other material elements of the consultant’s functions. Please refer to Item 407(e)(3)(iii) of Regulation S-K. General disclosure, such as that appearing on page 11, that Mr. Paulin “generally” provides advice and counsel to the Committee as compensation issues arise and that he determines the competitiveness of Baxter’s compensation structure does not provide sufficient insight into the activities conducted by the consultant.

Company Response:
     Mr. Paulin works directly on behalf of the Compensation Committee, and his firm provides no other services to Baxter except advising on executive and Board compensation matters. He provides analyses and recommendations that inform the Committee’s decisions, but he does not decide or approve any compensation actions. During 2006, he advised the Committee Chairman on setting agenda items for Committee meetings; reviewed management proposals presented to the Committee; evaluated market data compiled by Hewitt Associates; and conducted various special projects requested by the Committee Chairman that included reviewing Baxter’s peer group, short- and long-term incentive plan provisions, severance and change-in-control provisions, and structure and level of compensation for non-employee directors. In future filings we will provide more detail on the nature and scope of the assignments given to compensation consultants and the material elements of the instructions or directions given to these consultants with respect to the performance of their duties. In future filings, our disclosure related to the role of the compensation consultant will be included in the section of the proxy statement where the role of the Compensation Committee is discussed.
     Tally Sheets, page 11
5.	Please provide disclosure addressing the committee’s analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards for the fiscal year for which compensation is being reported or modifications to the manner in which your compensation program is implemented. Please address how each element of compensations fits within your overall compensation objectives and how the amounts paid under each element affect decisions regarding the amounts paid or awarded under the other elements of your compensation program. Please ensure that the disclosure you provide under paragraph (b)(1) of Item 402 of Regulation S-K explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Please refer to Item 402(b)(1)(vi) of Regulation S-K.

Company Response:
     As discussed in the Proxy Statement, in establishing each element of compensation, the Compensation Committee reviews the total annual compensation paid to each named executive officer, including base salary, cash bonuses, long-term incentives, perquisites and post-employment obligations. Tally sheets facilitate this review. To the extent that evaluating compensation information in the form of a tally sheet results in material trade-offs between pay elements, or materially influences the amount of any compensation element or its structure, we will disclose that in future filings.
     As discussed in response to Comment 1, the Proxy Statement describes how the principal elements of our compensation programs (base salaries, cash bonuses, and long-term incentives) fit within our compensation program and why we pay such elements. As noted in the Proxy Statement, as an officer’s responsibility increases so does his or her ability to influence the performance of the company and accordingly, the proportion of his or her compensation that consists of his or her salary and cash bonus should decrease while the proportion of equity incentives to total compensation should increase. We disclosed the Company’s reasons for paying perquisites and retirement and post-employment obligations within the specific sections where these elements were discussed, subject to Comment 13. In future filings however we will provide more analysis of the elements of our compensation program, including why we choose to pay each element and how decisions related to each such element fit within our overall compensation program.
     Equity Grant Practices, page 12
6.	It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing. Please give adequate consideration to the elements and questions set forth in this section of the Release when drafting the appropriate corresponding disclosure.

     Company Response:
     In preparing the Proxy Statement, we considered the concepts discussed above, including concepts relating to the timing of equity awards. Although we concluded based on our facts and circumstances that we had no material disclosure to make relating to the timing of equity awards, we provided a summary of our practice regarding equity awards, that is to schedule the grants based on the completion of annual performance reviews and the internal compensation review process. In connection with future filings, if the timing of equity awards, including as it relates to the release of material non-public information, becomes material to an understanding of our compensation policies and decisions we will provide appropriate disclosure consistent with your Comment and Section II.A Release 33-8732A.
     Elements of Executive Compensation, page 12
7.	You have not disclosed the terms of the necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Please disclose such performance objectives and explain how your incentive awards are specifically structured around such performance goals. Please refer to Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).
Company Response:
     Incentive compensation was earned upon the attainment of two objectives: (1) funding for awards based on company performance relative to financial goals and (2) discretionary adjustments to individuals’ awards based on personal performance.
     As to (1), page 13 of the Proxy Statement discloses the material elements of funding. Specifically, bonuses were funded at 138% of target based on performance relative to goals for sales (weighted 25%), EPS (50%), and return on invested capital (ROIC) (25%). We further disclose that we met the sales target, exceeded EPS by 5.7%, and exceeded ROIC by 14.7%.
     In future filings, we will undertake to provide additional information with respect to financial funding targets, including (to the extent we continue to use these criteria in this fashion) enumeration of sales and EPS goals. We will continue to provide a description of performance relative to our ROIC target. However, we believe that disclosing the actual target would not meaningfully aid the reader’s understanding of our compensation and would present a reasonable risk of competitive harm to Baxter. For example, disclosure of our target ROIC number would help our competitors understand our ability to pay for auctioned assets and to invest in highly competitive segments of our business. With respect to the ROIC target, we will undertake to provide additional disclosure regarding the significance of the measure as well as a discussion of the difficulty of attainment of the target.
     As to (2), the Proxy Statement discloses the process of reviewing each individual’s contributions to the financial condition and organizational development of the company, including through comparison of the officer’s performance relative to goals set at the beginning of the year. The Proxy Statement further provides the results of the assessment, with all adjustments falling in a fairly narrow range — 120% to 140% — for the year. As we disclose the cash bonus targets for each named executive officer in the Grants of Plan-Based Awards table and the payout amounts in the Summary Compensation Table, the amount of the individual adjustment is also disclosed. In future filings, we will undertake to further describe the subjective nature of individual adjustments to incentive compensation funded based on company performance, including additional discussion of the framework for assessment and the range of factors considered. Please see our response to Comment 11 for more discussion of adjustments to incentive compensation based on individual performance.
     The next level of detail is neither material nor appropriate for disclosure as it is likely to include disclosure of the Compensation Committee’s deliberations. For example, our CEO’s performance goals include more than fifty (50) metrics, which include highly sensitive competitive matters (business development initiatives, regulatory performance targets, customer service levels). These metrics provide just one input into the Compensation Committee’s overall assessment of individual performance and have no particular weighting across the metrics or relative to other considerations. Further disclosure of this level of detail would seem to be inconsistent with Instruction 3 to Item 402(b) which states that CD&A should focus on “the material principles underlying the registrant’s executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions.” In future filings, we will clarify the role of performance goals in the Compensation Committee’s overall assessment of each officer’s individual performance.
     Please see our response to Comment 3 for additional discussion of target setting and benchmarking.
     With respect to the necessary performance objectives to be achieved for our executive officers to earn their incentive compensation for 2007, we believe that the disclosure provided in our Proxy Statement was consistent with Item 402(b) and more specifically Instruction 2 thereto. As suggested by Instruction 2 on page 14 of the Proxy Statement, we disclosed amendments to the Long-Term Incentive Plan design that were approved after 2006 as we believed these amendments might affect a fair understanding of the compensation of the named executive officers. In future filings we will continue to disclose decisions taken after the applicable fiscal year’s end as well as prior to such fiscal year to the extent that any such decisions may affect a fair understanding of the compensation being disclosed for such fiscal year in any material respect.
8.	To the extent you believe that disclosure of performance targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that it is appropriate to omit specific targets or performance objectives, please provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. To the extent incentive amounts were determined based upon a historical review of the predictability of your performance objectives, we would expect to see appropriate disclosure that addresses the relationship between historical and future achievement.

Company Response:
     See response to Comment 7, above. In addition, to the extent that we do not enumerate a particular performance target in future filings, we will discuss the significance of the measure as well as how difficult or likely it is to achieve such target. Similarly, to the extent incentive amounts are determined based upon a historical review of the predictability of our performance objectives, we will provide disclosure to address the relationship between historical and future achievement in future filings.
9.	You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the compensation committee. Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please refer to Item 402(b)(2)(vii) of Regulation S-K.
Company Response:
     In future filings, we will provide additional discussion and analysis of the material factors relating to individual performance considered and the reasons they were considered in determining the amount of compensation to be provided. We will also provide additional discussion and analysis of how individual performance influenced the actual compensation paid to each named executive officer during the applicable period in future filings. This disclosure will be limited by the fact that detailed discussions of each officer’s individual performance (particularly the qualitative elements of such officer’s performance) may result in disclosure of confidential information related to such officer, without providing substantial value to investors in understanding our compensation policies and decisions, as well as inappropriate disclosure of deliberations of the Compensation Committee, which are not reasonably susceptible to certification by the officers covered by the evaluations (see Adopting Release at section I).1 See also response to Comment 7, above.

1	“Although the [CD&A] discusses company compensation policies and decisions, the [CD&A] does not address the deliberations of the compensation committee and is not a report of that committee.... [O]fficers will not need to certify as to the compensation committee deliberations.” (Adopting Release at section II.B.3.)

10.	Please provide additional analysis about how you determine the amount of compensation you will pay under the Management Incentive Compensation Plan and the Long-Term Incentive Plan. We would expect to see a more focused discussion that sets forth the amount of compensation awarded under these plans and provides substantive analysis and insight into how the committee determined the specific payout amounts. Provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plans. Please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers’ compensation package and that you describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Company Response:
     On pages 12 and 13 of the Proxy Statement we disclose how the compensation paid under the Management Incentive Compensation Plan and the Long-Term Incentive Plan is determined. In future filings we will revise this disclosure to clarify how these amounts are determined and to include more substantive analysis of why these amounts are so determined. For discussion of our disclosure of performance goals and objectives, please see our responses to Comments 7 and 9. In future filings, we will provide additional discussion and analysis of the material factors considered and the reasons they were considered in determining the amount of compensation to be provided under incentive plans.
11.	You indicate that the compensation committee adjusted cash bonuses and long-term incentive bonuses for 2006. Please identify all particular exercises of discretion and state whether they applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K. In addition, please disclose the guidelines the committee follows in exercising its discretion to award compensation absent attainment of the relevant performance goal(s) or to increase or reduce the size of any award or payout.
Company Response:
     With respect to cash bonuses, we disclose on page 13 of the Proxy Statement the range of individual assessment adjustments and state that actual bonus amounts were adjusted upward to reflect each officer’s individual performance in 2006. With respect to long-term incentives, we disclose on page 13 that actual stock options and restricted stock unit awards for our named executive officers ranged from 80% to 120% of the targets (as adjusted pursuant to the Total Shareholder Return multiplier) based on individual performance. These types of adjustments inherently involve an exercise of discretion on behalf of the Compensation Committee based on a broad range of factors, including subjective matters considered in executive session of the Compensation Committee. We believe that such deliberations often are not an appropriate subject of disclosure. See responses to comments 7 and 9. In future filings we will further describe the framework for adjustments and provide additional analysis of this framework including how discretion is exercised within such framework where not beyond the appropriate ambit of the Adopting Release.
     Long-Term Incentives, page 13
12.	You provide disclosure relating to “Total Shareholder Return multiplier” applied by the compensation committee in determining bonus awards. Without further insight into what the multiplier means, how it is determined, and how it impacts bonus awards, your disclosure may not be understood by the average investor. Please present this type of information and the concept behind bonus multipliers in a manner that provides specific context to the relevant compensation award.
Company Response:
     As discussed on page 14 of the Proxy Statement, the Committee amended the Long-Term Incentive Plan to move away from using the Total Shareholder Return multiplier to calculate equity awards and to provide for awards of performance share units instead of restricted stock units. The performance component of the performance share units will be measured based on the Company’s Growth in Shareholder Value for 2007. In future filings, we will present the type of information suggested by your Comment in connection with our disclosure of the Company’s Growth in Shareholder Value.
     Retirement and Other Benefits, page 14
13.	You provide disclosure relating to the various post-employment termination benefits on page 19 and pages 24-25. Please revise your disclosure to describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. Please refer to paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
Company Response:
     We believe that the disclosure on page 19 of the Proxy Statement explains how the appropriate payment and benefit levels are determined under all of the circumstances that trigger payments or provision of benefits under Mr. Parkinson’s employment agreement. The tabular disclosure on page 20 of the Proxy Statement then quantifies each component that would be paid to Mr. Parkinson under all of these circumstances and explains the valuation of these components as applicable. However, in future filings, we will revise this disclosure to further clarify how the appropriate payment and benefit levels are determined under Mr. Parkinson’s employment agreement.
     As disclosed on page 24 of the Proxy Statement the severance agreements entered into with the remaining named executive officers only provide for payments and the provisions of benefits if a change in control of the company occurs and as a result the named executive officer either is terminated or terminates his or her employment for good reason. We believe that the textual disclosure on page 24 of the Proxy Statement as accompanied by the tabular disclosure on page 25 of the Proxy Statement explains how the appropriate payment and benefit levels are determined in the one instance in which they are triggered. However, in future filings, we will revise this disclosure to more effectively link the amounts presented in the tabular disclosure with the information related to how these amounts were determined provided in the narrative discussion.
     In future filings we will discuss how all of these agreements fit into our overall compensation objectives and how they affect other compensation decisions to the extent applicable.
     Director Compensation Table, page 26
14.	Please include a reference to the assumptions in your financial statements, footnotes to financial statements or management’s discussion and analysis related to the stock awards. Please refer to Instructions to Item 402(k) of Regulation S-K.

Company Response:
     In future filings we will disclose the assumptions used to calculate the compensation cost related to the stock option awards granted to our directors. The compensation cost related to stock awards granted to our directors requires no assumptions, as it is determined based on the number of shares granted and the price of the company’s stock on the date of grant.
     Certain Relationships and Related Transactions, page 29
15.	Provide the information required by Item 404(b). For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

Company Response:
     Since the beginning of 2006, we had no transaction required to be reported in the Proxy Statement pursuant to Item 404(a). As discussed on page 26 of the Proxy Statement and as required by our Corporate Governance Guidelines, for any related person transaction to be consummated or to continue, the Corporate Governance

Committee must approve or ratify the transaction. In future filings we will provide additional disclosure concerning the standards under which the Corporate Governance Committee might approve or ratify any such related person transaction.
     In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions or require any further information regarding this matter, please contact the undersigned at (847) 948-2212.

Very truly yours,
/s/ David P. Scharf
David P. Scharf
Corporate Vice President, Corporate Secretary and Associate General Counsel